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Attention:	Jeffrey P. Riedler, Assistant Director	File No. 053734-0005
Austin Stephenson
Bryan Pitko
Ibolya Ignat
Jim Rosenberg

Re:	Mirna Therapeutics, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially submitted on April 22, 2014
CIK No. 0001527599

Ladies and Gentlemen:

On behalf of Mirna Therapeutics, Inc. (the “Company”), we are hereby submitting Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Amendment No. 3”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Company previously submitted a Draft Registration Statement on Form S-1 on March 12, 2014, Amendment No. 1 to the Draft Registration Statement on Form S-1 on April 4, 2014 and Amendment No. 2 to the Draft Registration Statement on Form S-1 on April 22, 2014 (together as previously amended, the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis. Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 6, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 3, five of which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Use of Proceeds, page 63

1.              Please revise your disclosure to allocate the amount of proceeds from the offering you will use:

•                 To complete the Phase 1 clinical trial for unresectable primary liver cancer or metastatic solid tumors with liver involvement;

•                 To complete the Phase 1 clinical trial cohort for hematological malignancies;

•                 To initiate the Phase 2 clinical trial for unresectable primary liver cancer or metastatic solid tumors with liver involvement; and

•                 To initiate the Phase 2 clinical trial cohort for hematological malignancies.

Please make any necessary conforming changes to your Prospectus Summary as well.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 63 of Amendment No. 3.

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012

Research and Development Expenses, page 78

2.              Please refer to your response to prior comment 17.

•                 Your disclosure that provides several reasons for the $3.1 million increase in 2012 is vague. Based on the information you provide in the table in your response, the increase appears to be substantively due to the increases in fees for contract research associations and other external costs. Revise your disclosure to quantify the changes in each of these two categories and to explain the reason for the increase in each category.

•                 In the asterisk to the table in your response, you indicate that cost reimbursements are not earned until the cost is paid by the Company. Clarify under research and development costs in Note 2. Summary of Significant Accounting Policies in your notes to financial statements, where you indicate that the proceeds from government grants are accounted for as a reduction of research and development expenses, whether you recognize the proceeds at the time you pay the cost or when the reimbursement is received.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and F-8 of Amendment No. 3.

Business

MRX34 Clinical Development Program, page 98

3.              We note your response to our prior comment 12 and your revised disclosure that some of the adverse events reported “were characterized as severe and related to the administration of MRX34.” Please disclose what the serious adverse events were, and disclose the exact number of patients who experienced serious adverse events which were determined to be related to treatment. Please include similarly specific disclosure in the risk factor on page 50.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 100 of Amendment No. 3.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder
of LATHAM & WATKINS LLP

cc:	Paul Lammers, M.D., M.Sc., Mirna Therapeutics, Inc.
Jon Irvin, Mirna Therapeutics, Inc.
Scott D. Elliot, Esq., Ropes & Gray LLP
Patrick O’Brien, Esq., Ropes & Gray LLP